UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 7)*

SEACOAST BANKING CORPORATION OF FLORIDA
(Name of Issuer)

Common Stock
(Title of Class of Securities)

811707306
(CUSIP Number)

John Caughey CapGen Capital Group III LP 1185 Avenue of the Americas Suite 2000 New York, New York 10036 (212) 542-6868

Copy to:

Alison S. Ressler, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067 (310) 712-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

CapGen Capital Group III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

5,468,753
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

5,468,753
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,468,753
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.1%*
14	TYPE OF REPORTING PERSON (See Instructions)

PN

_______________
*
The calculation of the foregoing is based on 25,963,953 shares of Common Stock (as defined herein) outstanding as of January 13, 2014, as disclosed by the Issuer to CapGen LP on January 13, 2014.  The share numbers reported herein reflect a 1-for-5 reverse stock split of Common Stock effected by the Issuer on December 13, 2013.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

CapGen Capital Group III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

5,468,753
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

5,468,753
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,468,753
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.1%*
14	TYPE OF REPORTING PERSON (See Instructions)

OO

_______________
*
The calculation of the percentage of outstanding shares is based on 25,963,953 shares of Common Stock (as defined herein) outstanding as of January 13, 2014, as disclosed by the Issuer to CapGen LP on January 13, 2014.  The share numbers reported herein reflect a 1-for-5 reverse stock split of Common Stock effected by the Issuer on December 13, 2013.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

Eugene A. Ludwig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

5,468,753
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,468,753
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,468,753
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.1%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*
The calculation of the percentage of outstanding shares is based on 25,963,953 shares of Common Stock (as defined herein) outstanding as of January 13, 2014, as disclosed by the Issuer to CapGen LP on January 13, 2014.  The share numbers reported herein reflect a 1-for-5 reverse stock split of Common Stock effected by the Issuer on December 13, 2013.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 7 on Schedule 13D (this “Amendment No. 7”) to amend the Schedule 13D filed on April 1, 2010 (as amended by Amendment No. 1 filed on April 12, 2010, Amendment No. 2 filed on May 7, 2010, Amendment No. 3 filed on July 26, 2010, Amendment No. 4 filed on April 22, 2013, Amendment No. 5 filed on July 26, 2013 and Amendment No. 6 filed on November 7, 2013, the “13D Filing”).  Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing.  Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the 13D filing is hereby amended and supplemented by replacing the first paragraph of such Item 3 in its entirety with the following:

The aggregate funds used in connection with the purchase of 5,468,753 shares (the “Shares”) of Common Stock were $38,500,000 (the “Purchase Price”).  The Purchase Price was funded with cash provided to CapGen LP by the limited partners of CapGen LP.

Item 4.	Purpose of Transaction

Item 4 of the 13D filing is hereby amended and supplemented by replacing the last sentence of the second paragraph in its entirety with the following:

On November 6, 2013, CapGen LP applied to the Fed for the flexibility to increase its ownership of Common Stock, up to, but not in excess of, 25.0% of the class, which approval was granted on December 19, 2013.

Item 4 of the 13D filing is hereby amended and supplemented by adding the following new paragraph after the ninth paragraph of such Item 4:

On January 13, 2014, pursuant to the terms of the Stock Purchase Agreement, CapGen LP completed the 2013 Investment by purchasing 2,325,581 shares of Common Stock from the Issuer (which share number equals the 11,627,607 shares of Common Stock described above for the 2013 Investment, taking into account the Issuer’s 1-for-5 reverse stock split of Common Stock on December 13, 2013).

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (b) of the 13D Filing is hereby amended and restated as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
CapGen Capital Group III LP	5,468,753	21.1%	5,468,753	0	5,468,753	0
CapGen Capital Group III LLC	5,468,753	21.1%	5,468,753	0	5,468,753	0
Eugene A. Ludwig	5,468,753	21.1%	0	5,468,753	0	5,468,753

*
The calculation of the percentage of outstanding shares is based on 25,963,953 shares of Common Stock (as defined herein) outstanding as of January 13, 2014, as disclosed by the Issuer to CapGen LP on January 13, 2014.  The share numbers reported herein reflect a 1-for-5 reverse stock split of Common Stock effected by the Issuer on December 13, 2013.

Each of the Reporting Persons and each individual named in response to Item 5 hereof disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person or individual does not hold directly.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the 13D filing is hereby amended and supplemented by replacing the second to last paragraph thereof in its entirety with the following:

On January 13, 2014, the Issuer and CapGen executed a Registration Rights Agreement (the “2014 Registration Rights Agreement”), a copy of which is included as Exhibit 12 to this Schedule 13D.  Pursuant to the 2014 Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the SEC as expeditiously as reasonably possible upon the receipt of a written request from the holder of the securities sold pursuant to the Purchase Agreement if such request covers (i) at least 25% of the then outstanding shares of Common Stock owned by the holder or (ii) a lesser percent if the anticipated aggregate offering price based on the then-current market prices, net of underwriting discounts and commissions, would exceed $6,250,000 and the lock-up period in connection with the Issuer’s registered direct offering has expired by its terms at the end of the day on February 4, 2014, subject to certain limitations set forth in the 2014 Registration Rights Agreement.  Furthermore, the Issuer agreed to use its reasonable best efforts to file by April 30, 2014 with the SEC a registration statement to cover the resale of the shares of Common Stock held by the holders, unless such shares may then be sold in certain exempt transactions without volume limitations, and subject to certain other limitations set forth in the 2014 Registration Rights Agreement.

The foregoing references to and description of the 2013 Purchase Agreement and the 2014 Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the 2013 Purchase Agreement and the 2014 Registration Rights Agreement, which are incorporated by reference to this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by inserting the following:

Exhibit 12
Registration Rights Agreement, dated as of January 13, 2014, by and between Seacoast Banking Corporation of Florida and CapGen Capital Group III LP (incorporated by reference to Exhibit 10.1 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed with the SEC on January 14, 2014).

Exhibit 13	Joint Filing Agreement, dated January 14, 2014, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     January 14, 2014

CAPGEN CAPITAL GROUP III LP

	By:	CAPGEN CAPITAL GROUP III LLC,
its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP III LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 12
Registration Rights Agreement, dated as of January 13, 2014, by and between Seacoast Banking Corporation of Florida and CapGen Capital Group III LP (incorporated by reference to Exhibit 10.1 to Seacoast Banking Corporation of Florida’s Current Report on Form 8-K filed with the SEC on January 14, 2014).

Exhibit 13	Joint Filing Agreement, dated January 14, 2014, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC and Eugene A. Ludwig.